Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 1(st)Quarter 2022 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2022 ending March 31, 2022, are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: x Press Presentation on the quarterly result, scheduled for 05/09/2022 at 8:00 am (EDT) (Attachment 01); x Presentation of the virtual meeting on the quarterly result, scheduled for Monday, 05/09/2022 at 09:00 am (EDT) (Attachment 02); x Institutional Presentation of the 1st quarter of 2022 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo SP, May 09, 2022. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Itaú Unibanco Holding S.A. teleconferência com a imprensa 1T22 São Paulo, 9 de maio de 2022 destaques do trimestre

variação 1T22 vs. 4T21

resultado recorrente gerencial	Consolidado	R$ 7,4 bilhões	^ 2,8%
	Brasil	R$ 6,7 bilhões	^ 0,4%
ROE recorrente gerencial	Consolidado	20,4 %	^ 0,2 p.p.
	Brasil	21,0 %	^ 0,1 p.p.
carteira de crédito	Consolidado	R$ 1.032,2 bilhões	^ 0,5%
	Brasil	R$ 830,8 bilhões	^ 3,4%
índice de eficiência	Consolidado	41,8 %	v 1,3 p.p.
	Brasil	39,6 %	v 1,1 p.p.

+ 5,7 milhões de clientes adquiridos digitalmente no 1T22

^ 55% vs. 1T21

Itaú iti

2

comerciais Parcerias venture Corporate capital canais de Agenda distribuição associativa Vetor para acelerar nossa transformação cultural e digital talentos e produtos tecnologia M&A Ventures e Joint Corporativo | Interno

carteira de crédito pessoas físicas—carteira Brasil em R$ bilhões de crédito 240 347 47,7% 53,3% PF com garantia² 52,3% 46,7% em R$ bilhőes PF sem garantia dez/19 mar/22 carteira flexibilizada pessoas físicas, micro e pequenas empresas em R$ bilhões 12,7% 53,5 mar/22 vs. dez/21 31,1 27,1 62% com garantia real ¹ 230% cobertura NPL +90 set/20 dez/21 mar/22 crédito renegociado³ / carteira total 4,2% 4,1% 3,9% 3,3% 3,3% dez/18 dez/19 dez/20 dez/21 mar/22 (1) Inclui títulos privados. (2) Considera as carteiras de crédito de pessoas físicas: veículos, imobiliário e consignado. (3) não inclui carteira flexibilizada.

qualidade do crédito

NPL 15 - 90 dias - %



2,3% 2,6% 2,3% 3,0% 1,9% 2,0% 3,9% 1,7% 1,5% 1,9%
2,3% 2,5% 2,3% 2,6% 1,8% 2,0% 2,5% 1,7% 1,8% 2,1%
2,3% 2,4% 2,4% 2,4% 1,8% 2,0% 1,9% 1,7% 1,8% 2,2%
dez/18 mar/19 dez/19 mar/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22

Brasil



2,9% 3,4% 3,1% 3,5% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1%
1,6% 1,7% 1,6% 1,9% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6%
1,5% 0,7% 1,2% 0,7% 0,6% 0,5% 0,8% 0,2% 0,2% 0,2%
dez/18 mar/19 dez/19 mar/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22

NPL 90 dias - %



3,5% 3,7% 3,4% 3,5% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9%
2,9% 3,0% 3,0% 3,1% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6%
1,4% 1,4% 1,9% 2,0% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6%
dez/18 mar/19 dez/19 mar/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22
Brasil
total
América Latina

Brasil



4,4% 4,4% 4,8% 5,1% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1%
3,0% 2,7% 2,3% 2,3% 1,7% 2,5% 2,6% 2,6% 2,3% 2,3%
1,8% 2,7% 0,5% 1,1% 0,4% 0,4% 0,3% 1,1% 0,5% 0,5%
dez/18 mar/19 dez/19 mar/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22
pessoas físicas
micro, pequenas e médias empresas
grandes empresas

9

despesas não decorrentes de juros

em R$ bilhões

	1T22	1T21	Δ	4T21	Δ
despesas de pessoal	(5,3)	(4,9)	8,1%	(5,4)	-1,4%
despesas administrativas e outras [1]	(5,5)	(5,5)	-0,1%	(5,7)	-3,8%
total - Brasil	**(10,8)**	**(10,4)**	**3,8%**	**(11,1)**	**-2,7%**
América Latina (ex-Brasil) [2]	(2,0)	(2,0)	-1,7%	(2,3)	-11,6%
despesas não decorrentes de juros	**(12,8)**	**(12,4)**	**2,9%**	**(13,4)**	**-4,2%**

reajuste salarial
10,97%

IPCA
11,3%

IGPM
14,8%

índice de eficiência



46,3%
44,4%
44,6%
41,8%
44,8%
42,9%
43,2%
39,6%
1T19
1T20
1T21
1T22
consolidado
Brasil

variação com destaque para investimentos

1T22 vs. 1T21



Investimentos
Core | crescimento zero
(12,4)
2,0
(10,4)
(0,4)
(10,8)
0,4
(0,4)
(10,8)
(2,0)
(12,8)
1T21
América Latina
Brasil 1T21
negócios e tecnologia
Brasil com investimentos
programa eficiência
dissídio, marketing e demais
1T22 Brasil
América Latina
1T22

Corporativo | Interno

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS); (2) Não considera a alocação gerencial de custos indiretos.

11

Itaú Unibanco Holding S.A. teleconferência com a imprensa 1T22 São Paulo, 9 de maio de 2022

Attachment 02

Itaú Unibanco Holding S.A. earnings review 1Q22 São Paulo, May 9th ,2022 quarter highlights 1Q22 vs. 4Q21 change recurring Consolidated R$ 7.4 billions 2.8% recurring Consolidated 20.4% 0.2 p.p. managerial managerial ROE Brazil R$ 6.7 billions 0.4% Brazil 21.0% 0.1 p.p. result credit Consolidated R$ 1,032.2 billions 0.5% efficiency Consolidated 41.8% 1.3 p.p. portfolio Brazil 3.4% ratio Brazil 39.6% 1.1 p.p. R$ 830.8 billions + 5.7 million 55% clients vs. 1Q21 1Q22 digitally acquired in 2 partnerships commercial venture Corporate capital distribution Corporate channels development Pathway to accelerate our cultural and digital transformation technology products & people M&A Ventures and Joint Corporativo | Interno

client centricity customer engagement Using Data and Technology to Improve Supply 1 Audience Optimizing our 3 Investment in Segmentation and 2 Technology and engagement Engagement Definition Data Science • Clustering with internal and market • Use of Machine Learning to identify the right • Single, modern platform for data triggers to initiate conversations relationship management • Definition of each customer’s • Investment in online and cloud data engagement potential • Focus on the long term and maximization of engagement • Increase in highly-qualified Data • Use of more than 30 variables that Scientist (+16% YoY). monitor customer needs and what • Increase in relationship manager productivity they use with us by leveraging leads from digital channels (Omnichannel) More engaged +8x +1.5x +6.3x +13x DAU/MAU ~ 100% customers Share of Wallet NPS sales conversion Transactions Credit into Ominichanel¹ (1) Leads from the mobile channel to the manager individual’s credit portfolio—credit Brazil in R$ billion portfolio 240 347 47.7% 53.3% individuals—collateralized² in R$ billions 52.3% 46.7% individuals—not collateralized Dec-19 Mar-22 reprofiled portfolio individuals, very small and small companies in R$ billion 12.7% 53.5 Mar-22 vs. Dec-21 31.1 27.1 62% are collateralized ¹ 230% NPL +90 coverage Sep-20 Dec-21 Mar-22 renegotiated portfolio³ / total credit 4.2% 4.1% 3.9% 3.3% 3.3% Dec-18 Dec-19 Dec-20 Dec-21 Mar-22 (1) includes private securities. (2) considers individuals’ portfolio: vehicles, mortgage and payroll loans. (3) does not include the reprofiled portfolio. Corporativo | Interno

financial margin with clients change in the financial margin with clients in R$ billions R$3.9 bn (+23.9%) R$133 mi (+0.7%) 19.9 18.3 0.7 0.3 (0.3) (0.3) (0.3) 18.3 1.7 20.0 16.2 (1.6) 1Q21 4Q21 capital working and sensitive spread- average volume product mix ² calendar fewer days spreads liabilities’ and America Latin sensitive spread- capital working and 1Q22 other 4Q21¹ operations margin and other ³ operation other 1Q22 ¹ 4Q21 1Q22 annualized average margin Brazil annualized average margin consolidadated financial margin with clients 8.5% 8.6% 8.5% 8.8% 8.9% risk-adjusted financial margin 7.3% 7.4% 7.4% 7.7% 7.9% with clients 5.4% 5.3% 5.2% 5.3% 5.1% 6.2% 6.0% (1) Includes capital allocated to business areas (except 5.9% 5.9% 5.4% treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk 1Q21 2Q21 3Q21 4Q21 1Q22 between periods in Brazil, (3) Others considers structured 1Q21 2Q21 3Q21 4Q21 1Q22 wholesale operations 6 Corporativo | Interno

com financial o mercado margin with the market 1-year moving average Brazil¹ Latin America² capital index hedge 2.0 1.8 1.9 in R$ billions 1.7 1.6 1.4 1.3 1.3 1.2 1.2 2.5 1.3 1.4 2.0 1.9 1.3 1.6 1.3 1.0 0.7 0.8 0.7 1.5 1.1 0.4 1.1 1.0 1.5 1.3 0.6 0.3 0.7 1.0 0.6 0.4 0.6 0.5 0.5 0.6 0.5—0.4 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 (1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

commissions insurance4 (evolution vs 1Q21) and insurance earned premiums (in R$ billion) 19.0% 3.8 p.p. in combined ratio in R$ billions 1,271 4.0 p.p. in claims ratio 1,068 1Q21 1Q22 transaction volumes with cards (in R$ billion) 29.8% 22.7% 1Q22 vs. 1Q21 1Q22 vs. 1Q21 issuer acquiring 176 162 136 132 1Q21 1Q22 1Q21 1Q22 Own products and open platform in R$ billion + 4.3% Total 2,085 1,999 1,673 1,781 + 6.4% Own products (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds 326 304—6.7% operations net of retained claims and selling expenses; (3) does not consider results from XP Inc. operations in 1Q21; (4) insurance activities include bancassurance products related to life, property, credit life and third-party policies. Mar-21 Mar-22 Open platform credit quality 3.9% 15—90 days NPL % 90 days NPL % 3.5% 3.7% 3.5% 3.4% 3.0% 2.8% 2.9% 2.6% 2.7% 2.7% 2.7% 2.8% 2.3% Brazil 2.5% 2.3% 2.6% 2.5% 2.2% 3.0% 3.0% 3.1% 2.3% 2.3% 2.9% total 1.9% 2.0% 2.1% 2.6% 2.5% 2.6% 2.4% 2.0% 1.7% 1.8% 2.3% 2.3% 2.3% 2.3% 2.4% 2.4% 1.8% 1.9% 2.0% 2.0% Latin America 1.7%1.8% 1.4% 1.4% 1.5% 1.4% 1.6% 1.6% 1.8% 2.0% 1.9% 1.9% 1.3% 1.7% 1.5% Dec-18 Mar-19 Dec-19 Mar-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Dec-18 Mar-19 Dec-19 Mar-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Brazil 3.5% Brazil 4.8% 5.1% 3.4% 4.4% 4.4% 2.9% 3.1% 3.1% 4.2% 4.1% 2.8% 2.7% 3.9% 3.6% 3.8% individuals 2.4% 2.6% 2.4% 3.6% 3.0% 2.7% 1.9% 1.8% 2.3% 2.3% 2.5% 2.6% 2.6% 1.6% 1.7% 1.6% 1.6% 2.3% 2.3% very small, small 1.4% 1.6% 1.7% and middle 1.3% 1.2% 2.7% 1.1% 1.1% market companies 1.5% 0.7% 0.7% 0.6% 0.5% 0.8% 1.8% 0.5% 0.5% 0.5% 1.2% 0.4% 0.4% 0.3% corporate 0.2% 0.2% 0.2% Dec-18 Mar-19 Dec-19 Mar-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Dec-18 Mar-19 Dec-19 Mar-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 9 Corporativo | Interno

cost of credit cost of credit¹ (in R$ billions) coverage ratio – NPL 90 days (%) average annualized cost of credit/ loan portfolio²—(%) coverage ratio retail Brazil 922% Dec-15 a Dec-19 167% 3.3% 835% 2.8% 2.7% 2.2% 2.5% 1.9% 2.1% 443% 430% 588% 599% 7.0 298% 355% 248% 240% 283% 5.8 v 6.0 6.2 241% 232% 5.2 235% 4.1 4.7 230% 234% 224% 221% 218% 210% 1,2 4Q19 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 wholesale Brazil Latin America total retail Brazil (1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 10 non-interest expenses in R$ billions 1Q22 1Q21 ‘ 4Q21 ‘ salary efficiency ratio readjusment personnel (5.3) (4.9) 8.1% (5.4) -1.4% 10.97% 46.3% 44.6% 44.4% administrative and other (1) (5.5) (5.5) -0.1% (5.7) -3.8% IPCA 41.8% 11.3% 44.8% total—Brazil (10.8) (10.4) 3.8% (11.1) -2.7% 43.2% 42.9% consolidated Latin America (ex-Brazil) (2) (2.0) (2.0) -1.7% (2.3) -11.6% IGPM 14.8% 39.6% Brazil non-interest expenses (12.8) (12.4) 2.9% (13.4) -4.2% 1Q19 1Q20 1Q21 1Q22 change, highlighting investments 1Q22 vs. 1Q21 Investments Core | zero growth (12.4) 2.0 (2.0) (12.8) (10.4) (0.4) (10.8) 0.4 (0.4) (10.8) 1Q21 Latin Brazil business and Brazil with efficiency salary readjustment, 1Q22 Latin 1Q22 America 1Q21 technology investments program marketing and Brazil America other (1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation. 11 Corporativo | Interno

capital + 0.5%—0.5% 12.5% 11.3%—0.2% 11.1% 1.4% 1,7% 11.1% Dec-21 net income in the risk-weighted acquisition of Itaú Mar-22 common equity quarter and interest assets1 Corpbanca Colombia common equity Tier I capital Tier I (CET I) on own capital and voluntary Tier I (CET I) severance program Common equity Tier I (CET I) additional Tier I (AT1) (1) excluding the exchange rate variation of the period.

We kept unchanged our 2022 guidance 2022 guidance Consolidated Brazil¹ total credit portfolio² between 9.0% and 12.0% between 11.5% and 14.5% financial margin with clients between 20.5% and 23.5% between 22.0% and 25.0% the hedge of the capital ratio financial margin with the market between R$1.0 bn and R$3.0 bn between R$0.3 bn and R$2.3 bn with an impact of approximately R$2 billion cost of credit³ between R$25.0 bn and R$29.0 bn between R$23.0 bn and R$27.0 bn commissions and fees and results considers the adjusted 2021 between 3.5% and 6.5% between 4.0% and 7.0% result excluding from insurance operations4 participation in XP Inc. efficiency ratio in Brazil below 40% in non-interest expenses between 3.0% and 7.0% between 3.0% and 7.0% 4Q22. Core cost nominally stable in 2022 effective tax rate between 30.0% and 33.0% between 31.0% and 34.0% recurring managerial ROE — sustainable ROE around 20% capital — tier I capital above risk appetite (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, 13 pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. 13

Itaú Unibanco Holding S.A. earnings review 1Q22 São Paulo, May 9th ,2022 additional information

1Q22 4Q21 L\ 1Q21 L\ operating revenues 33.0 33.4 ·1.2% . results managerial financial margin 21.0 21.2 -0.7% in R$ billions financial margin with clients 20.0 19.9 0.7% financial margin with the market 1.0 1.3 -22.5% commissions and fees 9.8 10.2 -4.6% . revenues from insurance 2.2 2.0 11.6% . cost of credit (7.0) (6.2) 12.4% provision from loan losses (7.0) (6.8) 2.5% impairment (0.0) 0.4 -107.0% discounts granted (0.6) (0.6) -3.4% recovery of loans written off as losses 0.6 0.8 -25.1% retained claims (0.4) (0.3) 18.1% other operating expenses (14.8) (15.4) -4.2% non-interest expenses (12.8) (13.4) -4.2% tax expenses and other (2.0) (2.1) -4.1% income before tax and minority interests 10.9 11.5 -5.1% income tax and social contribution (3.2) (4.0) -20.9% minority interests in subsidiaries (0.3) (0.3) 17.6% result from XP Inc. operations recurring managerial result ~ 7.2 2.8% 16 Corporativo | Interno

business model The allocation of principal capital (Common Equity Tier 1) in the bank’s business is made at 12%, according to our risk appetite. in R$ billions (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. Note: 1Q21 results as originally disclosed. Corporativo | Interno

Itaú Unibanco Holding S.A. earnings review 1Q22 São Paulo, May 9th ,2022

Attachment 03

1Q22 institutional presentation

market value¹ total assets² recurring ROE³ US$45.0 bn R$2,183 bn 20.4% _ _with 98 years of history, most valuable4 Brazilian Brand R$40.5 bn we are a 100.6k employees full-service bank in Brazil and overseas the best bank to work for in Brazil and winner of LinkedIn’s Diversity award (1) In 05/05/2022; (2) March 2022; (3) In 1Q22; (4) 2021 Interbrand Ranking 2

we are present in

18 countries

of which nine are in Latin America

Brazil	Colombia	Paraguay
Argentina	Mexico	Peru
Chile	Panama	Uruguay

we support our client around the world

Germany	Spain	U.K.
Bahamas	USA	Portugal
Cayman	France	Switzerland

main highlights

	1Q22 Recurring Managerial Result[2] (BRL million)	Loan Portfolio Mar/22[3] (BRL billion)	1Q22[4] ROE (%)	1Q22[5] Efficiency Ratio (%)
Brazil	6,659	830.8	21.0%	39.6%
Itaú Corpbanca[1]	338	165.4	10.8%	59.5%
Argentina	175	8.9	42.3%	53.4%
Paraguay	62	10.8	16.4%	53.4%
Uruguay	123	16.3	25.7%	56.4%

(1) Includes Chile, Colombia and Panama.
(2) Total Managerial Recurring Income includes other countries not highlighted in the table.
(3) Considers financial guarantees provided and private securities.
(4) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by Shareholders' Equity.
(5) Reached by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Others).
Note: Latin America (ex-Brazil) Recurring Managerial Result information is presented in nominal currency.

3

with the most complete portfolio of products and services... ...and brands and partnerships to Private Bank Ultra serve different profiles >BRL5 million in total > BRL4 billion investment some of our brands and partnerships Personnalité checking accounts Large >BRL15 k or > BRL500 >BRL250 k million up to in total cards pension plans BRL4 billion investments investments mortgage premium bonds Uniclass consórcio Middle >BRL4 k insurance > BRL30 million up to BRL15 k up to BRL500 vehicles million Itaú branches Very Small and up to BRL4k Small Companies up to BRL30 million personal payroll loans investment acquiring working credit banking capital Individuals Companies 4 The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

our clients choose how they want to be served

physical

3.9 k
branches

more than 44 k
ATMs

in Brazil and in our other Latin American[1] operations

remote

315 digital branches

- WhatsApp
- email
- telephone
- chat
- click to human
- Bankline
- Mobile banking
  100 % functionality in the app

the online account opening[2] flow grew 103% and digital acquisition of products and services[3] increased 2.5x year-over-year our retail footprint is constantly optimized for our clients' behavior and needs

∨ 17%
of physical branches in Brazil (1Q22 vs. 4Q18)

share

digital interactions[4]



68%
82%
90%
1Q20
1Q21
1Q22

digital coverage[5]



62%
82%
88%
1Q20
1Q21
1Q22

[4] It Considers total contracts, transfers and payments made in all channels, except for cash
[5] 209 services that could only be performed at branches or call centers are now available on digital channels we serve **clients** how, when and where **they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals; (3) It includes: unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, and card protection, residential, travel, credit life insurance policies.

5

our ability to adapt, innovate and change Click here for has enabled us to get where we are now... more info one of the four top data purchase of ZUP processing merger of speeds up digital Casa Moreira first bank Banco Itaú and latest centers in Brazil transformation Salles (Unibanco) 1983 with no Unibanco initiatives in is set up opens the banking first ATM in physical creates the associative division in 1924 Brazil branches in Brazil’s largest Itaú announces agenda* and the opening Brazil, the private bank a BRL11.1 billion new Brazilian beyond TOTVS of Banco Central Banco1.net investment in Payment banking Orbia de Crédito (Itaú) in 1979 technology, System is set up (iPhone 1943 Itautec is innovation and Ideal forever) is created client service launched 1924 1960 1970 1980 1990 2000 2002 2007 2008 2012 2014 2019 2020 2022 change in regulation mobile (PIX and Open Finance) banking first credit in Brazil fintechs banking first Internet first iPhone and debit start to gain automation providers is launched new client solutions developed cards momentum begins checking account fees package 2003 iti is optimization Itaú new products launched (Íon) acquisition of BBA launches launched Technical gives rise to the Operations the first largest investment banking Events in Brazil and in the world Center (CTO) is bank in Brazil set up app Itaú Unibanco 6 *Pending regulatory approval partnerships commercial venture Corporate capital distribution Corporate channels development Pathway to accelerate our cultural and digital transformation technology & products people M&A Ventures and Joint Corporativo | Interno

solid governance Click here for governance pillars more info ensures business sustainability Meritocracy-based Focus on performance and Decisions made jointly management long-term value creation family control, professional IUPAR Family control ensures a long-term vision management and listed capital Itaú Unibanco Holding S.A. Stockholders’ Meeting Deliberates on significant topics Fiscal Council Board of Directors Responsible for defining strategy we have eight committees reporting directly 3 Effective Members to the Board of Directors 3 Alternate Members 12 members 8 committees 2 Co-Chairmen 1. Audit 5. Social Responsibility 1 Vice Chairman 2. Compensation 6. Related Parties 9 Members (5 independent) 3. Personnel 7. Risk and Capital Management 4. Strategy 8. Nomination and Corporate Governance Partners’ program Executive Committee Professional management for strategy and day-to-day long-term incentives 12 members execution 8 supported by our risk culture, we operate based on strict models A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors Discussion of metrics risk appetite Audit and the outcome of Capital and Committee Risk Appetite, as well as Risk Board of Defines the nature and level of the risks acceptable to our organization, the main risks factors Management Directors delimiting the conditions in which management will strive to maximize value Internal creation, consisting of a four-layer structure: Committee Audit Monthly risk appetite (1) risk management principles monitoring (2) board of Directors’ statement (3) risk and metrics dimensions 3rd line of defense (4) coordinate the set of risk taking guidelines Independent review of the It is monitored, discussed and reported periodically to the executive Itaú Unibanco Holding activities developed by the levels, Board of Directors and Audit Committee institution Business Risk Where is Risk appetite Board of Directors departments department Appetite inserted? Executive Level global limits 1st line of defense 2nd line of defense specific limits Manages the risks Ensures that risks are managed and sustained on authority levels generated, responsible the principles of risk management: and policies for identifying, assessing, Risk appetite controlling and reporting Policies Procedures 9 Disseminating risk culture in business

1. Client Centricity 2. Digital Transformation We want to be the benchmark in satisfaction, Technology is the great enabler of transforming our culture so that the client is at this transformation, leveraging our the center of everything. commercial potential. Our actions and efforts are designed for our We invest tirelessly to find the best cultural transformation clients’ satisfaction, a key metric for the entire services and solutions for our clients. to build a more efficient, organization. simple and agile bank for our clients 3. Efficiency 4. Growth Key to be competitive in pricing and agile Expand the client base and intensify in customer service. the relationship with our clients, in This ranges from internal process addition to offering solutions that go automation to new ways of interacting beyond traditional banking needs with customers. aiming to maximize the customer experience. 10

_proactive contact to understand satisfied clients create the client is at the the client experience more value > than 460 thousand feedbacks¹ center of Global NPS everything we do _executives experience our clients’ day-to-day banking + 25 points activities in all service channels Our commitment: to serve _connection between the + 20 points how our clients they want where, to be when served and leadership and frontline in the + 14 points whole country on a remote basis >415 visits² _Omnichannel > than 13.3 k initiatives² based on client feedback to improve their Mar/22 vs 2018 2022 vs 2018 2023 vs 2018 Access to the same type of experience service regardless of channel _the most complete shelf in the _Phygital Brazilian financial sector, using _we want to be among the world’s data to provide the best offer best companies in client Freedom to choose the type of products and services _personal finance platform and an satisfaction relationship: we are a digital bank with the advantage of in-person app that transformed the service investment journey (íon) ¹ Last twelve months 11 Ë› Between Sep/21 – Mar/22 technology enabling our clients to have the best service applying technologies to focus on solving artificial solve problems quickly and clients’ issues intelligence big data & agile using data to develop cloud and machine communities quickly analytics management products for a better learning customer experience we work with multidisciplinary systems update agile delivery tech hub teams under the communities ambition Itaú + Cubo partial results model Tech Founders Summit that include members from the update and migrate 50% of Improved by 858% business, technology, operations, services more than to 3,800 the cloud by our which volume represents of implementations, almost 9 1st event 100% dedicated to the UX departments, among others. technological industry with almost the end of 2022 times more than in 2018¹ 10,000 entrepreneurs and investors _improved efficiency and speed in data _our deliveries are aligned with our _> than 350 startups and 35 large structuring and use clients’ needs corporate partnerships resulting in + Currently 1000 matches made _launched Agro Hub and Cubo smart 15,000 1,700 mobility with over eight large corporations _flexible and adaptable platform _our work models deliver outstanding and over 25 startups employees multidisciplinary designed to evolve outcomes _arrival of new executives, pioneers in the teams brazilian VC market, to expand Cubo’s scope of action ¹ 1Q22 vs. 1Q18; 12 continuous investing in we create value in a consistent way client centricity technology non-interest expenses growing at a slower pace than inflation and digital 2022 vs 2018 + 2x—42% transformation solution infrastructure development costs with efficiency investments gains strengthening culture ongoing challenging activities and processes to seek efficiency gains our commitment: developing and _goal implementing structural costs progressively in the coming reducing three the years bank’s core efficiency gains initiatives 1Q2018 1Q2019 1Q2020 1Q2021 1Q2022 _>1,250 planned initiatives reviewing, processes, streamlining automating activities, and optimizing using efficiency ratio—Brazil data and analytics to non the -interest same period expenses of the growth previous compared year— > 980 initiatives non Brazil -interest expenses growth compared under implementation to (deflated the same by period IPCA¹) of—Brazil the previous year ¹IPCA: Brazilian consumer price index 13 leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

24.7% market share in Feb/22[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Cards

Market leader

28.9% market share in revenue in Dec/21

The most complete complete shelf of cards

Growth estimated at **20%** and share in household consumption at **52.9%** in **2022**
+6 p.p. vs 2020[4]

Agribusiness

Our credit portfolio grew **over 35%**, per year, in the last two years

Strong growth agenda in the coming years

Agribusiness GDP has doubled in ten years

27% of Brazil's GDP in 2020

From +3% to 5% growth in agribusiness GDP in **2022** vs 9.4% in 2021[5]

Vehicles

Ranked #3 in origination

15.9% market share in Jan/22[1]

Payroll Loans

12.3% market share in credit porfolio in Jan/22

Ranked #1 in private sector and INSS (Dec/21)[6]

with growth opportunities in the public sector

SMEs

#2 in Brazil[7]

Full ecosystem of products and services

[1] In origination
[2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias), 2020.
[3] Fundação João Pinheiro, 2021. 2019 data.
[4] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços);
[5] Agriculture and Lifestock confederation (CAN - Confederação da Agricultura e Pecuária do Brasil), 2021. Agribusiness GDP data in 2021 estimated by the entity
[6] Competitive comparisons are released quarterly
[7] IFData (Central Bank), Set/21

14

leadership in several business and growth opportunities

rede

22.6%
market share in acquiring in Dec/21

#2 player

TPV in Brazil estimated at **BRL3.2 trillion** in 2022[1] vs BRL2.6 trillion by 2021

Asset Management

Largest private asset manager in Latin America

11.3% market share in Mar/22[2]

13 times elected as best fund manager[3] **9 times in a row**

Open platform with proprietary and third-party products

BRL2.5 trillion AUC

ion — Investment experience integrated with Brokerage for account holders and soon for non-account holders.

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold at our open platform and **>15** partners revenue/GDP (%)



3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
3.5
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Chile: **3.9** | South Korea: **11.5** EUA: **12.5**

Sources: SUSEP and OECD

Investment Banking

13 consecutive years in the Top 3 in Brazil of M&A, DCM and ECM[4] (by Dealogic and Anbima)

Top 3 in M&A, DCM and ECM

In 1Q22, we advised 12 transactions in Brazil, totaling **BRL11 billion** in mergers and acquisitions

Distributed volume of **BRL7.5 billion** until Mar/22 in local fixed income

In 1Q22, we participated in 7 equity deals, totaling **BRL2.1 billion**

[1] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços)
[2] ANBIMA Ranking
[3] By Guia de Fundos FGV
[4] Data up to 2021. M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

15

growth alongside innovation new products, channels and client strength of client solutions services launched base relationship offer new products and Itaú services Meu Negócio investment solutions rewards relationship platform program platform platform that goes beyond the a rewards program a free of charge account for with every a investor’s full range profile of products needs, that available fits banking needs of our with benefits in clients demanding simple clients products, services, products and services interaction through personalized channels, with digital the and capability human and cashback 17 million clients in March/22 to be an investment aggregator > 430,000 clients with dedicated specialist service Specialists with portfolio: 1,440 (Target to the end of 2022: 1,772) Beyond banking: an ecosystem of partnerships to serve all the needs of our clients

ESG initiatives integrated into business ensure the bank’s Click here for more info sustainability strategy based on ten positive impact commitments financial inclusion and financing positive responsible transparency in citizenship entrepreneurship impact sectors + investment communication To take care of people’s To support To finance sectors of the To offer products and To reinforce the financial health entrepreneurship economy that encourage services for a more transparency to enhance social social and environmental sustainable of our business beyond the development development economy financial results inclusive management ethics in relations responsible Amazon private social (employees) and business management To preserve and investment To promote a diverse, To maintain an ethical To work with more promote a positive To reaffirm our pact with inclusive and healthy work financial ecosystem ecoefficiency and good impact in the region Brazilian society environment practices in our value chain 17

ESG initiatives integrated into business ensure the bank’s Click here for more info sustainability discover some of our initiatives business corporate behavior accountability R$ 400 billion for sustainable Reduce our emissions in scopes 1, 2 and We ranked 8th in B3’s ISE portfolio development up to 2025 3 by 50% by 2030, and become a “NetZero Carbon” bank by 2050 We implemented 100% of the projects in R$ 145 billion in credit for positive response to the TCFD recommendations We are LinkedIn Top Companies for the impact sectors fourth consecutive year country R$ 27 billion in credit operations for women, financing of electric and hybrid We kept the employee satisfaction development cars, and microcredit index high, with eNPS of 80 points We invested more than BRL 764 million R$ 21 billion in fixed income structuring in Brazil and abroad with the ESG seal in the local and foreign markets 18 solid results and sustainable value 2020 2021 1Q21 1Q22 2012 2013 2014 2015 2016 2017 2018 2019 creation ROE average cost of capital Increase of BRL billion value creation up +23% recurring managerial result value creation cost of capital 19 higher revenue with a cost discipline

financial margin with clients

1Q22 **BRL20.0 bn**

↑ 0.7 % 1Q22 vs. 4Q21

↑ 23.9 % 1Q22 vs. 1Q21

1Q18	1Q19	1Q20	1Q21
15.3	16.4	17.0	16.2

(BRL billion)

financial margin with the market

1Q22 **BRL1.0 bn**

↓ 22.5 % 1Q22 vs. 4Q21

↓ 59.1 % 1Q22 vs. 1Q21

1Q18	1Q19	1Q20	1Q21
1.7	1.2	0.8	2.5

(BRL billion)

cost of credit

1Q22 **BRL7.0 bn**

↑ 12.4 % 1Q22 vs. 4Q21

↑ 69.5 % 1Q22 vs. 1Q21

1Q18	1Q19	1Q20	1Q21
3.8	3.8	10.1	4.1

(BRL billion)

commissions and insurance

1Q22 **BRL11.6 bn**

↓ 2.6 % 1Q22 vs. 4Q21

↑ 5.1 % 1Q22 vs. 1Q21

1Q18	1Q19	1Q20	1Q21
10.1	10.2	11.1	11.0

(BRL billion)

non-interest expenses

1Q22 **BRL12.8 bn**

↓ 4.2 % 1Q22 vs. 4Q21

↑ 2.9 % 1Q22 vs. 1Q21

1Q18	1Q19	1Q20	1Q21
11.7	12.1	12.0	12.5

(BRL billion)

recurring managerial result

1Q22 **BRL7.4 bn**

↑ 2.8 % 1Q22 vs. 4Q21

↑ 15.0 % 1Q22 vs. 1Q21

1Q18	1Q19	1Q20	1Q21
6.4	6.9	3.9	6.4

(BRL billion)

20

without overlooking risk management credit portfolio¹ 90 days NPL 15-90 days NPL coverage ratio Mar-22 Mar-22 Mar-22 Mar-22 BRL1,032 bn 2.6% 2.1% 232% 0.5% 13.9% 0.1 p.p. 0.3 p.p. 0.3 p.p. 0.1 p.p. 9.0 p.p. 66.0 p.p. Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 618 664 788 906 3.1 3.0 3.1 2.3 2.7 2.5 2.6 2.0 236 208 239 298 Mar-18 Mar-19 Mar-20 Mar-21 Mar-18 Mar-19 Mar-20 Mar-21 Mar-18 Mar-19 Mar-20 Mar-21 Mar-18 Mar-19 Mar-20 Mar-21 ( BRL billion ) ( % ) ( % ) ( % ) funding² LCR³ NSFR 4 tier I capital ratio Mar-22 Mar-22 Mar-22 Mar-22 BRL1,111 bn 149.5% 119.8% 12.5% 0.9% 2.0% 9.6 p.p. 41.5 p.p. 1.3 p.p. 5.2 p.p. 0.5 p.p. 0.5 p.p. Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 Mar-22 vs. Dec-21 Mar-22 vs. Mar-21 665 690 900 1,089 173 164 165 191—123 117 125 13.6 14.6 12.0 13.0 Mar-18 Mar-19 Mar-20 Mar-21 Mar-18 Mar-19 Mar-20 Mar-21 Mar-18 Mar-19 Mar-20 Mar-21 Mar-18 Mar-19 Mar-20 Mar-21 ( BRL billion ) ( % ) ( % ) ( % ) ¹ Includes financial guarantees provided and corporate securities. ² Deposits + Debentures + Securities + Borrowings and Onlending. ³ LCR—Liquidity Coverage Ratio; 4 NSFR—Net Stable Funding Ratio. 21

capital structure suitable for Our T Tier I capital target: 13.5% carrying out our growth strategy Tier 1 (T ) = CET1 + AT1 Min mum 1 Itaú Unibanco in Mar/22 regulatory capital 9.0% T1= 13.5% T1= 12.5% Common Additional Tier II Itaú Unibanco Minimum required capital Equity Tier 1 Tier I (AT1) (CET1) 22 ¹ Capital target for payout calculation. Composed by, at least, 12% CET1.

diversified shareholders base with high liquidity Free float* | Non-voting shares 26% 26% 23% 4.8 billion Daily average volume of shares traded (BRL million) – ITUB4 of shares 37% 38% 45% 465 k Brazilians B3 1,142 1,176 1,004 direct shareholders Foreigners B3 in March 2022 37% 36% 32% NYSE 1Q20 1Q21 1Q22 1Q20 1Q21 1Q22 (*) Excluding controlling shareholders and treasury we are listed at B3 we are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched and NYSE and make up top market indices 23

2022 guidance Consolidated Brazil¹ total credit portfolio² between 9.0% and 12.0% between 11.5% and 14.5% financial margin with clients between 20.5% and 23.5% between 22.0% and 25.0% the hedge of the capital ratio with financial margin with the market between R$1.0 bn and R$3.0 bn between R$0.3 bn and R$2.3 bn an impact of approximately R$2 billion cost of credit³ between R$25.0 bi and R$29.0 bn between R$23.0 bn and R$27.0 bn commissions and fees and results considers the adjusted 2021 between 3.5% and 6.5% between 4.0% and 7.0% result excluding participation from insurance operations4 in XP Inc. efficiency ratio in Brazil below 40% non-interest expenses between 3.0% and 7.0% between 3.0% and 7.0% in 4Q22. Core cost nominally stable in 2022 effective tax rate between 30.0% and 33.0% between 31.0% and 34.0% recurring managerial ROE — sustainable ROE around 20% capital — tier I capital above risk appetite Note:2022 guidace based on the macroeconomic forecast in 02/10. For more details, please refer to the 4Q21 conference call.(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds 24 selling expenses..

Investor Relations (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri